SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission File Number 1-5725

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Quanex Corporation Employee Savings Plan

	B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quanex Corporation
1900 West Loop South, Suite 1500
Houston, TX 77027

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee
Quanex Corporation

Re: Quanex Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of Quanex Corporation Employee Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

June 21, 2006

QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2005	2004
ASSETS:
Participant-directed investments (see Note C)	$52,110,521	$47,456,225

Receivables:
Employee contributions receivable	453,692	457,689
Employer contributions receivable	131,746	130,963

Total receivables	585,438	588,652

Total assets	52,695,959	48,044,877

LIABILITIES:
Excess contributions payable	92,044	—

NET ASSETS AVAILABLE FOR BENEFITS	$52,603,915	$48,044,877

QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

	DECEMBER 31,
	2005	2004
ADDITIONS:
Contributions:
Employer (net of forfeitures)	$796,178	$715,998
Employee	3,375,120	3,806,914

Total contributions	4,171,298	4,522,912

Investment income:
Interest and dividends	2,118,796	1,012,289
Net appreciation in fair value of investments (see Note C)	1,773,134	3,900,787

Net investment income	3,891,930	4,913,076

Total additions	8,063,228	9,435,988

DEDUCTIONS:
Benefits paid to participants	3,927,439	1,663,502
Administrative fees (see Note D)	81	83

Total deductions	3,927,520	1,663,585

INCREASE IN NET ASSETS	4,135,708	7,772,403

TRANSFERS BETWEEN PLANS (SEE NOTE G)	423,330	95,026

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	48,044,877	40,177,448

End of year	$52,603,915	$48,044,877

QUANEX CORPORATION EMPLOYEE SAVINGS PLAN
EIN: 38-1872178; PN 012

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par, or maturity value	Cost	Value
*	Fidelity	Puritan Fund	$4,823,306	$5,106,941
*	Fidelity	Magellan Fund	6,733,737	7,407,402
*	Fidelity	Contrafund	5,720,863	7,222,674
*	Fidelity	Growth & Income Fund	3,412,177	3,247,762
*	Fidelity	Independence Fund	2,264,154	2,297,895
*	Fidelity	Overseas Fund	1,500,308	1,940,965
*	Fidelity	Balanced Fund	1,548,189	1,769,005
*	Fidelity	Blue Chip Fund	1,991,393	1,994,250
*	Fidelity	Asset Manager Fund	378,891	378,861
*	Fidelity	Low-Priced Stock Fund	4,948,420	6,087,704
*	Fidelity	Government Money Market Fund	5,908,211	5,908,211
	Templeton	Foreign Fund	1,102,763	1,252,048
	Neuberger & Berman	Partners Trust Fund	1,096,530	1,216,427
		Total Mutual Fund Assets	41,428,942	45,830,145

*	Quanex Corporation	Unitized common stock	2,724,882	3,790,752
*	Fidelity	Common/Commingled trust	2,482,454	2,482,454
	Participant loans	Loan maturing within 5 years, bearing interest at 5.75%	7,170	7,170

		Total Investments	$46,643,448	$52,110,521

* Party-in-Interest

QUANEX CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

A.                                   DESCRIPTION OF THE PLAN

The following brief description of the Quanex Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more complete information.

(1)                                  General. The Plan is a defined contribution plan which covers employees of the Company’s MACSTEEL and Corporate office locations, excluding those employees who are covered by a collective bargaining agreement. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Fidelity Management Trust Company (“Fidelity” or the “Trustee”) holds the assets of the Plan in trust. The Benefits Committee (the “Committee”), appointed by the Company’s Board of Directors, serves as the Plan administrator.

(2)                                  Contributions. Participants may elect to contribute up to 50% of their compensation as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations, on either a pre-tax or after-tax basis. The Company contributes 50% of the first 5% of compensation that a participant contributes to the Plan.

(3)                                  Participants Account. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and the participant’s pro rata share of investment earnings. Participant accounts are also charged with withdrawals, administrative expenses and an allocation of any Plan losses. Investment earnings and losses allocations are based on individual participant account balances as of the end of the period in which the income is earned. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(4)                                  Investments. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 13 mutual funds, one common/commingled trust and unitized Quanex stock as investment options for participants.

(5)                                  Vesting and Forfeitures. Participants are immediately vested in their voluntary contributions and the related earnings. Vesting in the employer’s matching contributions for employees is 20% for each year of credited service and fully vests after five years. Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately fully vested in the employer’s contribution. In the event of termination, nonvested portions of employer’s contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions. Amounts forfeited during 2005 and 2004 were $23,076 and $12,701, respectively. In 2005 and 2004, respectively, $24,299 and $12,701 of forfeited amounts were used to offset employer contributions. There were $0 and $1,183 available for future use in the forfeiture account at December 31, 2005 and 2004, respectively.

(5)                                  Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account. Terminated employees with an account balance of less than $1,000 will automatically receive a lump sum distribution ($5,000 before March 28, 2005).

(6)                                  Participant Loans. No loans shall be made to participants under the Plan. Employees of MACSTEEL Monroe, Inc. who had a loan outstanding under the Cargill Partnership Plan on December 31, 2003 were allowed to roll over the loan to the Plan. Loans mature within 5 years and bear interest at 5.75%. The interest rate was determined based on prime plus a certain percentage as defined by the Plan document.

B.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)                                  Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(2)                                  Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at net asset value which is composed of the fair values of the underlying assets held by the trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

(3)                                  Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(4)                                  Administrative Expenses. The Company pays the administrative expenses, except for loan set up and carrying fees and redemption fees imposed on certain Fidelity funds.

(5)           Payment of Benefits. Benefit payments are recorded when paid.

(7)                                  Risks and Uncertainties. The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

C.            INVESTMENTS

The following are investments that represent 5 percent or more of the Plan’s investments.

	December 31, 2005		December 31, 2004
	Shares	Amount	Shares	Amount
Fidelity Magellan Fund	69,592	$7,407,402	77,927	$8,088,089
Fidelity Low-Priced Stock Fund	149,062	6,087,704	140,566	5,657,796
Fidelity Contrafund	111,530	7,222,674	96,806	5,493,354
Fidelity Government Money Market Fund	5,908,211	5,908,211	5,364,681	5,364,681
Fidelity Puritan Fund	272,661	5,106,941	262,566	4,975,620
Fidelity Growth & Income Fund	94,412	3,247,762	101,927	3,894,641
Quanex unitized common stock	75,861	3,790,752	100,091	3,161,875

During the years ended 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$1,838,851	$2,981,032
Quanex unitized common stock	(65,538)	919,755
	$1,773,313	$3,900,787

D.            RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions.  As of December 31, 2005 and 2004, the value of Quanex Corporation common stock held by the Plan was $3,790,752 and $3,161,875, respectively.

E.             PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.             FEDERAL INCOME TAX STATUS

The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated August 14, 2001.  As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, as a result, is exempt from federal income tax under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.            TRANSFER OF ASSETS

Account balances of $423,330 and $60,829 were transferred between the Plan and the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan in plan years 2005 and 2004, respectively.

Loan balances from employees of MACSTEEL Monroe, Inc. totaling $34,197 were transferred into the Plan in 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Quanex Corporation Employee Savings Plan

Date: June 27, 2006	/s/ Thomas M. Walker
Thomas M. Walker, Benefits Committee

INDEX TO EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm
99.1	Certification by chief executive officer and chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002